UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934)
                       (Amendment No. 2)

                    ESPRIT TELECOM GROUP PLC
                        (Name of Issuer)

American Depositary Shares representing Ordinary Shares, nominal value 1p each
                 (Title of Class of Securities)

                            29665W104
                         (CUSIP Number)


                      Morris F. DeFeo, Jr.
                  Swidler & Berlin, Chartered
     3000 K Street, N.W., Suite 300, Washington, D.C. 20007
                          202-424-7500

         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         June 30, 1998
       (Dates of Events Which Require Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

                             SCHEDULE 13D/A

----------------------                               ----------------------
CUSIP No.  29665W104                                  Page 1 of 6
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1.     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY)
                  Gold & Appel Transfer, S.A.
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                 (b)  [   ]
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*                             WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                            [   ]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION         British Virgin Islands
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NUMBER OF                 7. SOLE VOTING POWER   32,128,898.02 Ordinary Shares
SHARES                   -----------------------------------------------------
BENEFICIALLY              8. SHARED VOTING POWER                0
OWNED BY                 -----------------------------------------------------
EACH                      9. SOLE DISPOSITIVE POWER             0
REPORTING                -----------------------------------------------------
PERSON WITH:             10. SHARED DISPOSITIVE POWER           0
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               32,128,898.02
-----------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [   ]
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      26.20%
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14.    TYPE OF REPORTING PERSON*                 CO
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
                             SCHEDULE 13D/A

----------------------                               ----------------------
CUSIP No.  29665W104                                  Page 2 of 6
----------------------                               ----------------------
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1.     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY)
                  Walt Anderson
----------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                 (b)  [   ]
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*                             WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                            [   ]
------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION         United States of America
------------------------------------------------------------------------------
NUMBER OF               7. SOLE VOTING POWER  162,615 Ordinary Shares
SHARES                 -------------------------------------------------------
BENEFICIALLY            8. SHARED VOTING POWER                0
OWNED BY               -----------------------------------------------------
EACH                    9. SOLE DISPOSITIVE POWER 32,291,513.02 Ordinary
Shares
REPORTING              -------------------------------------------------------
PERSON WITH:           10. SHARED DISPOSITIVE POWER            0
------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               32,291,513.02 Ordinary Shares
-----------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [   ]
-----------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         26.33%
------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*                 IN
------------------------------------------------------------------------------

This Amendment No. 2 ("Amendment No. 2") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the American Depository Shares representing Ordinary Shares, nominal value 1p per share (the " Ordinary Shares"), of Esprit Telecom Group plc, a public limited company incorporated under the laws of England and Wales (the "Issuer"), amends and/or supplements, as indicated, Items 5, 6 and 7 of the Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on January 27, 1998 (the "Statement") and the Amendment No. 1 filed as of March 30, 1998. All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.

ITEM 5.
INTEREST IN SECURITIES OF THE ISSUER.

     (a) Gold & Appel beneficially owns 15,500,000 Ordinary Shares and 2,375,556.88 ADS's, representing 16,628.89 Ordinary Shares or an aggregate equivalent of 32,128,898.02 Ordinary Shares or approximately 26.20% of the outstanding Ordinary Shares, based on the Issuer's outstanding shares as of December 12, 1997 pursuant to the Issuer's Registration Statement on Form F-1, Registration No. 333-8074, filed with the U.S. Securities and Exchange Commission on such date.

     By virtue of the power-of-attorney dated January 6, 1995 and remaining in full force and until January 15, 1998, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "1995 Power-of-Attorney"), Mr. Anderson had the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Gold & Appel Shares. A copy of the 1995 Power-of-Attorney is filed as Exhibit 1 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") by Gold & Appel with respect to the common stock of US WATS, Inc. on January 21, 1997, and is incorporated herein by this reference. The terms of the 1995 Power-of-Attorney were renewed pursuant to a power-of-attorney from Gold & Appel dated January 19, 1998 and remaining in full force and until January 15, 2001, a copy of which is filed as Exhibit 7.2 to the Statement on Schedule 13D filed with the Commission on January 27, 1998 (the "1998 Power-of-Attorney") (the 1995 Power-of-Attorney and 1998 Power-of-Attorney being referred to collectively as the "Power-of-Attorney"). Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Gold & Appel Shares. Mr. Anderson, however, disclaims beneficial ownership of the Gold & Appel Shares.

     In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a
non-profit organization ("FINDS"), which owns 1,620,094 Ordinary Shares.   Mr.
Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Ordinary Shares held by FINDS.

     Mr. Anderson beneficially owns the Anderson Shares, representing approximately 0.13% of the outstanding Ordinary Shares as of December 12, 1997.

     (b) Gold & Appel has the sole power to vote the Gold & Appel Shares. Mr. Anderson has the power in the name of and on behalf of Gold & Appel, to dispose of the Gold & Appel Shares under the Power-of-Attorney. Mr. Anderson also has the sole power to vote and dispose of the Anderson Shares.

                               Page 3 of 6

     (c) During the past 30 days through the date hereof, Gold & Appel purchased, in multiple transactions, ADS representing an aggregate of 1,751,400 Ordinary Shares on the NASDAQ National Market and purchased in a private transaction 10,131,400 Ordinary Shares, as follows:

Purchases:

     Date      Number of ADS  Price Per ADS (in U.S. Dollars)
     06/10/98     8,000         $17.5625
     06/10/98    37,700          17.625
     06/10/98     3,000          17.500
     06/11/98    30,000          17.625
     06/11/98     3,000          17.750
     06/12/98     5,000          18.000
     06/12/98     2,200          17.875
     06/12/98    70,000          18.000
     06/15/98     3,000          17.875
     06/16/98    24,000          18.000
     06/16/98     2,000          18.000
     06/16/98     1,000          17.875
     06/16/98       100          17.750
     06/17/98     4,000          18.250
     06/17/98    22,500          18.250
     06/18/98    23,500          18.250
     06/25/98    10,000          18.250
     06/26/98     1,200          18.000
     06/30/98 1,447,342.86       18.000

TOTAL:        1,697,542.86


     (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADS's, as applicable, beneficially owned by Gold & Appel or Mr. Anderson.

     (e)      Not applicable.

ITEM 6.   CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
     WITH RESPECT TO SECURITIES OF THE ISSUER.


     Except for the Power-of-Attorney and the Joint Filing Agreement attached to this Statement as Exhibit 7.1, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Ordinary Shares or ADS's, beneficially owned by Gold & Appel or Mr. Anderson, as applicable, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                           Page 4 of 6

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.


     Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Statement.



















                               Page 5 of 6

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 10, 1998

                                   Gold & Appel Transfer, S.A.,
                                   a British Virgin Islands corporation


                                   By:
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact for
                                        Gold & Appel Transfer, S.A.


                                       ------------------------------------
                                        Walt Anderson






















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